EXHIBIT A

RECENT TRANSACTIONS BY THE REPORTING PERSONS IN THE SECURITIES OF Nano Dimension Ltd.

Entity	Date of Transaction	Description of Transaction	Shares Acquired	Shares Disposed	Price Per Share
Oramed Pharmaceuticals Inc.	02/10/2026	Open Market Sale		186,672	$2.22
Oramed Pharmaceuticals Inc.	02/11/2026	Open Market Sale		500,000	$2.04
Oramed Pharmaceuticals Inc.	02/11/2026	Open Market Sale		120,100	$2.04
Oramed Pharmaceuticals Inc.	02/11/2026	Open Market Sale		900	$2.15
Oramed Pharmaceuticals Inc.	02/12/2026	Open Market Sale		17,315	$2.01
Oramed Pharmaceuticals Inc.	02/17/2026	Open Market Sale		445,000	$2.03
Oramed Pharmaceuticals Inc.	02/17/2026	Open Market Purchase	825,000		$1.94
Oramed Pharmaceuticals Inc.	02/18/2026	Open Market Purchase	600,000		$2.00